EXHIBIT 12.1   Computation of Ratio of Earnings to Fixed Charges

						THREE MONTHS
						ENDED
						MARCH 31,
(in thousands, except ratio)	2003	2004	2005	2006	2007	2008

Consolidated pretax income (loss)	$396,217	$521,212	$721,051	$567,108	$(420,098)	$(46,166)
Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	94	(5,772)	(315)	260	(342)	7,101
Amortization of capitalized interest	38,263	41,764	45,483	48,708	41,689	6,324
Interest	50,125	53,242	66,697	71,955	62,122	11,624
Less interest capitalized during the period	(42,602)	(52,015)	(65,959)	(71,750)	(62,024)	(11,615)
Interest portion of rental expense	5,973	5,639	5,678	7,736	8,911	2,119

EARNINGS (LOSS)	$448,070	$564,070	$772,635	$624,017	$(369,742)	$(30,613)

Interest	$50,125	$53,242	$66,697	$71,955	$62,122	$11,624
Interest portion of rental expense	5,973	5,639	5,678	7,736	8,911	2,119

FIXED CHARGES	$56,098	$58,881	$72,375	$79,691	$71,033	$13,743

Ratio of earnings to fixed charges	7.99	9.58	10.68	7.83	(5.21)	(2.23)